Exhibit (a)(5)(E)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

JORDAN ROSENBLATT, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

v.

IPASS INC., MICHAEL J. TEDESCO, GARY A. GRIFFITHS, DAVID PANOS, JUSTIN R. SPENCER, NEAL I. GOLDMAN, PARETEUM CORPORATION, and TBR, INC.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. ________________ JURY TRIAL DEMANDED CLASS ACTION

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.          This action stems from a proposed transaction announced on November 12, 2018 (the “Proposed Transaction”), pursuant to which iPass Inc. (“iPass” or the “Company”) will be acquired by Pareteum Corporation (“Parent”) and TBR, Inc. (“Merger Sub,” and together with Parent, “Pareteum”).

2.          On November 12, 2018, iPass’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Pareteum. Pursuant to the terms of the Merger Agreement, Merger Sub commenced an exchange offer (the “Exchange Offer”) to acquire all of iPass’s outstanding common stock for 1.17 shares of Parent common stock for each share of iPass. The Exchange Offer is set to expire on January 3, 2019.

3.          On December 4, 2018, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.          The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.          This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.          This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.          Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.          Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of iPass common stock.

9.          Defendant iPass is a Delaware corporation and maintains its principal executive offices at 3800 Bridge Parkway, Redwood Shores, CA 94065. iPass’s common stock is traded on the NasdaqCM under the ticker symbol “IPAS.” iPass is a party to the Merger Agreement.

10.         Defendant Michael J. Tedesco is Chairman of the Board of the Company.

11.         Defendant Gary A. Griffiths is a director of the Company.

12.         Defendant David Panos is a director of the Company.

13.         Defendant Justin R. Spencer is a director of the Company.

14.         Defendant Neal I. Goldman is a director of the Company.

15.         The defendants identified in paragraphs 10 through 14 are collectively referred to herein as the “Individual Defendants.”

16.         Defendant Parent is a Delaware corporation and a party to the Merger Agreement.

17.         Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

18.         Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of iPass (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

19.         This action is properly maintainable as a class action.

20.         The Class is so numerous that joinder of all members is impracticable. As of November 9, 2018, there were approximately 7,957,988 shares of iPass common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

21.         Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

22.         Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

23.         The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

24.         Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

25.         iPass has been a pioneer in connectivity technology for twenty years.

26.         The Company’s SmartConnect technology enables wireless users to automatically transition between Wi-Fi and cellular so they can stay connected on the go. This technology also lets businesses gather insights based on customer location.

27.         By incorporating both Wi-Fi and GPS signals, iPass delivers the industry’s most accurate location data so that businesses can better understand their customers and create more value.

28.         On November 12, 2018, iPass’s Board caused the Company to enter into the Merger Agreement with Pareteum.

29.         Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Exchange Offer to acquire all of iPass’s outstanding common stock for 1.17 shares of Parent common stock for each share of iPass.

30.         According to the press release announcing the Proposed Transaction:

Pareteum Corporation(Nasdaq: TEUM), a cloud software platform company, and iPass, Inc.(Nasdaq: IPAS), a provider of global mobile connectivity, and location and performance data, today announced that they have entered into a definitive agreement under which Pareteum will acquire iPass in an all-stock transaction whereby iPass shareholders will receive 1.17 shares of Pareteum common stock in an exchange offer.

With this accretive acquisition, Pareteum expects to gain a strategic position with new marquee brands and new markets including the enterprise, airline, hospitality, retail and internet of things (IoT) sectors. Pareteum expects to strengthen its established intellectual property portfolio with the addition of over 40 U.S. and international patents. With more than 500 expected new customers and a global network of over 68 million Wi-Fi hot spots, coupled with proven connection management technology, location services and Wi-Fi performance data, Pareteum is now poised to take its global communications software solutions to every market vertical. . . .

The transaction is expected to be immediately accretive to Pareteum’s non-GAAP EPS and free cash flow after anticipated synergies. Pareteum anticipates achieving more than $15 million in annual cost synergies with greater than $12 million of those expected to be realized in the first full quarter of combined operations. Pareteum currently estimates approximately $2.0 million of GAAP earnings accretion and $5.5 million of non-GAAP earnings accretion in the first full year after closing the transaction. In addition, the acquisition will add new offices and talent in Silicon Valley, California and Bangalore, India, expanding Pareteum’s presence globally.

Under the terms of the definitive acquisition agreement, a wholly-owned subsidiary of Pareteum will commence an exchange offer to acquire all of the outstanding shares of iPass common stock, offering 1.17 shares of Pareteum common stock in exchange for each share of iPass common stock tendered. Upon satisfaction of the conditions to the exchange offer, and after the shares tendered in the exchange offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger, which would not require a vote by iPass stockholders, and which would result in each share of iPass common stock not tendered in the exchange offer being converted into the right to receive 1.17 shares of Pareteum common stock. The exchange offer is subject to customary conditions, including the tender of at least a majority of the outstanding shares of iPass common stock and certain regulatory approvals, and is expected to close in the first quarter of calendar year 2019. No approval of the stockholders of Pareteum is required in connection with the proposed transaction. Terms of the agreement were approved by the board of directors for both Pareteum and iPass.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

31.         Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

32.         As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

33.         The Solicitation Statement omits material information regarding the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Raymond James & Associates, Inc. (“Raymond James”).

34.         With respect to Raymond James’ Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the terminal values for the Company; (ii) the individual inputs and assumptions underlying the discount rates ranging from 16.0% to 20.0% and the perpetual growth rates ranging from 1.0% to 3.0; (iii) iPass’s net operating losses; and (iv) iPass’s capitalization and number of diluted shares outstanding.

35.         With respect to Raymond James’ Selected Companies Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Raymond James in the analysis.

36.         With respect to Raymond James’ Selected Transaction Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Raymond James in the analysis.

37.         When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

38.         The Solicitation Statement also fails to disclose Pareteum’s financial projections.

39.         This information is material, as iPass’s stockholders will be receiving 1.17 shares of Parent common stock for each share of iPass they own in connection with the Proposed Transaction.

40.         The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

41.         The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

42.         Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

43.         Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

44.         Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

45.         The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

46.         The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

47.         By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

48.         The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

49.         Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

50.         By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

51.         Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

52.         Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

53.         Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

54.         Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

55.         Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

56.         The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

57.         Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

58.         The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

59.         Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act
Against the Individual Defendants and Pareteum)

60.         Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

61.         The Individual Defendants and Pareteum acted as controlling persons of iPass within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of iPass and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

62.         Each of the Individual Defendants and Pareteum was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

63.         In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

64.         Pareteum also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

65.         By virtue of the foregoing, the Individual Defendants and Pareteum violated Section 20(a) of the 1934 Act.

66.         As set forth above, the Individual Defendants and Pareteum had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

67.         As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

68.         Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.           Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.           In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.           Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.           Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.           Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.           Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 18, 2018	RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Brian D. Long (#4347)
OF COUNSEL: RM LAW, P.C. Richard A. Maniskas 1055 Westlakes Drive, Suite 300 Berwyn, PA 19312 Telephone: (484) 324-6800 Facsimile: (484) 631-1305 Email: rm@maniskas.com		Gina M. Serra (#5387) 300 Delaware Avenue, Suite 1220 Wilmington, DE 19801 Telephone: (302) 295-5310 Facsimile: (302) 654-7530 Email: bdl@rl-legal.com Email: gms@rl-legal.com Attorneys for Plaintiff